EXHIBIT 99.1

Kamada Receives Additional Milestone Payment Under GLASSIA® Exclusive Supply and
Distribution Agreement with Shire

Company also Ships All of Proprietary Products-Related Revenues Delayed from First Quarter
Totaling Approximately $11.5 Million

Rehovot, Israel -- June 12, 2017 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company focused on orphan indications, today announced the receipt of an undisclosed additional milestone payment under the supply and distribution agreement with Shire for GLASSIA®, Kamada’s intravenous (IV) alpha-1 antitrypsin (AAT).  The milestone payment was triggered by Shire achieving a sales milestone for GLASSIA® in the U.S.

Shire is Kamada’s strategic partner for the exclusive supply and distribution of GLASSIA® for all intravenous (IV) indications in the U.S., Canada, Australia, and New Zealand.  Kamada will record the milestone payment from Shire as deferred revenue and will recognize it through the end of 2018.  The milestone reflects the achievement of Shire reaching a defined sales level, as specified in the supply and distribution agreement between the companies. The most recent contract extension, signed in October 2016, represented the fourth time the companies have extended the contract for the manufacturing and supply of GLASSIA®.  Under the current agreement, Kamada’s minimum revenue for GLASSIA® for the years 2017 to 2020 will reach approximately $237 million, and may be expanded to up to $288 million during that period.

“We are pleased to receive this milestone payment,” said Amir London, Chief Executive Officer of Kamada.  “Shire continues to achieve the sales milestones related to GLASSIA® under our agreement, indicating the growing demand for the product in the U.S.  This trend continues to support our ability to achieve our forecast to grow Kamada's total revenue to $100 million this year out of which $76 to $78 million will come from our Proprietary Products segment representing at least 36% growth year-over-year compared to 2016.”

Separately, Kamada also announced that the Company recently shipped all of the Proprietary Products-related revenues, totaling approximately $11.5 million, which were previously delayed from the first quarter. As detailed by Kamada in its first quarter financial results, these revenues were shifted from the first quarter and will be recorded in the second quarter of this year.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency for which a MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe.  Kamada has also completed its Phase 2 clinical trials in the U.S. for the treatment of AAT deficiency with inhaled AAT. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

###

CONTACTS:
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com